Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

April 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Northwestern Mutual Series Fund, Inc. (“Registrant”)
Registration Nos: 2-89971; 811-3990
EDGAR CIK No. 0000742212

Ladies and Gentlemen:

On February 14, 2024, the Registrant filed with the Securities and Exchange Commission (“SEC”) Post-Effective Amendment No. 88 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) under Rule 485(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), which filing was also submitted as Amendment No. 89 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes the offering documents for the Registrant’s currently effective 27 series (each, a “Portfolio” and together, the “Portfolios”).

The primary purpose of this filing is to respond to oral comments received on March 29, 2024, from Mr. Aaron Brodsky of the SEC staff and, separately, from Ms. Thankam Varghese, also of the SEC staff (collectively, the “Staff”) on the Registration Statement.

The following paragraphs provide the Registrant’s response to comments received. Each comment has been repeated below in the order received, and the Registrant’s response follows.

Summary Prospectus

1)	Comment: The Staff notes that the line items and corresponding footnotes within the Fees and Expenses tables included in the Summaries for each of the Portfolios should be updated, as appropriate.

Response: The Registrant confirms that the information contained in each Portfolio’s respective Fees and Expenses table will be updated as appropriate as part of Registrant’s filing under Rule 485(b).

2)

Comment: With respect to the Large Cap Core Stock Portfolio Principal Investment Strategies section disclosure concerning the incorporation of environmental, social and governance (“ESG”) factors, please disclose that an investment may be made in a company that scores poorly on ESG factors, but strongly on non-ESG factors. The Staff advises that this comment applies across all Portfolios which incorporate the consideration of ESG factors as part of its investment strategies, as applicable.

Response: Based on consideration of the Staff’s comment and upon consultation with the sub-adviser to the Portfolio, Registrant will modify the disclosure language addressing the consideration of ESG factors set forth in the Principal Investment Strategies section of the Portfolio Summary.

The relevant disclosure language will be modified, in pertinent part, to read as follows (changes are redlined):

“The adviser also integrates the evaluation of financially material environmental, social, and/or governance (ESG) characteristics (where available for a company) into its fundamental analysis. Examples of ESG factors that may be considered include, but are not limited to, employee engagement, talent attraction and retention, incentive structures, and corporate strategy. Consideration of ESG factors may not be determinative in the adviser’s investment process and the adviser may conclude that other attributes of an investment outweigh ESG considerations when making investment decisions for the Portfolio.”

Registrant advises that each of the Portfolios which incorporate the consideration of ESG factors in its respective Principal Investment Strategies section has been reviewed to assess whether the ESG-related disclosure expressly incorporates an affirmation that the consideration of ESG factors may not be determinative with respect to investment decisions (or substantially similar disclosure). Based upon its review, Registrant has determined to modify the description of the consideration of ESG factors set forth in the Principal Investment Strategies sections for the Portfolios identified below in order to add the redlined sentence insert as set forth above. The Portfolios for which this change will be made include:

◾	Mid Cap Growth Stock
◾	Small Cap Growth Stock
◾	Research International Core
◾	International Equity
◾	Emerging Markets
◾	High Yield Bond

Registrant notes the Staff requested that similar ESG-related disclosure be added to the Principal Investment Strategies section of the Large Cap Blend Portfolio Summary. Registrant respectfully submits that the following language, already included in Principal Investment Strategies for the Large Cap Blend Portfolio, adequately discloses that ESG considerations may not be determinative in the adviser’s investment decision making process:

“These ESG factor assessments may not be conclusive and securities of issuers may be purchased and retained by the Portfolio for reasons other than material ESG factors while the Portfolio may divest or not invest in securities of issuers that may be positively impacted by such factors.”

Accordingly, Registrant does not intend to augment the ESG disclosure provided in the Large Cap Blend Portfolio’s Principal Investment Strategies section.

3)

Comment: With respect to the Large Cap Blend Portfolio, the Staff notes that the Portfolio’s 80% policy states that the Portfolio will invest in both large- and medium-capitalization companies. Please revise that disclosure to remove the inclusion of medium-capitalization companies from the Portfolio’s 80% policy or otherwise explain why the Portfolio name is not misleading.

Response: Registrant confirms that the reference to medium-capitalization companies will be removed from the Principal Investment Strategies section of the Portfolio as part of Registrant’s filing under Rule 485(b).

4)

Comment: With respect to the Large Cap Blend Portfolio, the Staff notes that large capitalization companies are defined as those with market capitalizations in excess of $5 billion at the time of purchase. Please consider revising that definition to align with the definition contained in the Large Cap Core Stock Portfolio Summary Prospectus, which defines large capitalization companies as those with a market capitalization in excess of $10 billion at the time of purchase.

Response: Registrant notes that five of the Portfolios provide definitions for large capitalization companies. Four of the five Portfolios define large capitalization companies as those with market capitalizations in excess of $5 billion at the time of purchase. Registrant advises that, in order to achieve consistency among these Portfolios, the large capitalization definition threshold provided for in the Large Cap Core Stock Portfolio Summary will be updated to refer to companies with market capitalizations in excess of $5 billion at the time of purchase.

5)	Comment: With respect to the Large Cap Blend Portfolio, please provide a definition of what constitutes a medium-capitalization company.

Response: Registrant believes that this Comment has been rendered moot by the change described in response to Comment #3 above.

6)

Comment: With respect to the Large Cap Blend Portfolio, the Portfolio’s Principal Investment Strategy section states that the adviser’s research process allows the adviser “to rank the companies in each sector group according to their relative value.” Please clarify what the phrase “sector group” is referencing and define how the Portfolio is using the term “relative value.”

Response: Based on consideration of the Staff’s comment and upon consultation with the sub-adviser to the Portfolio, Registrant will modify the related sentence in the Portfolio’s Principal Investment Strategies section as follows (changes are redlined):

“The research findings allow the Adviser to rank the companies in each sector ~~group~~ according to their relative value (i.e., ranking companies from most- to least-undervalued in the Adviser’s assessment).”

In addition, Registrant notes that the following language further describing the use of relative valuations in the Portfolio’s investment process is already included in the Portfolio’s Principal Investment Strategies section:

“On behalf of the Portfolio, the Adviser then buys and sells equity securities, using the research and valuation rankings as a basis. In general, the Adviser buys equity securities that are identified as attractively valued and considers selling them when they appear to be overvalued.”

7)

Comment: With respect to the Large Cap Blend Portfolio, the Portfolio’s Principal Investment Strategies section states that “the Adviser seeks to assess the impact of environmental, social and governance (ESG) factors on many issues in the universe in which the Portfolio invests.” Please clarify what is meant by the term “issues” in this context.

Response: Registrant advises that the inclusion of the word “issues” in the sentence noted was the result of a typographical error and should instead be “issuers.” Registrant confirms that this error will be corrected as part of Registrant’s filing under Rule 485(b) and believes such correction resolves this Comment.

8)

Comment: With respect to the Mid Cap Value Portfolio, the Principal Investment Strategies section provides in part: “The Portfolio’s sector exposure relative to its benchmark is driven by the adviser’s stock selection process, and, as a result, the Portfolio may at times have a relatively high percentage of its assets in a particular sector.” Given the foregoing statement, please include corresponding principal risk disclosure concerning the Portfolio’s potential focus in particular sectors.

Response: Registrant confirms that Sector Focus Risk will be added to the Principal Risks section of the Portfolio’s Summary as part of Registrant’s filing under Rule 485(b).

9)

Comment: With respect to the Research International Core Portfolio, please expressly describe in the “Principal Investment Strategies” section how the Portfolio will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response: Registrant believes that the Research International Core Portfolio broadly diversifies its investments in a number of countries throughout the world. The Schedule of Investments for the Portfolio dated December 31, 2023, shows that approximately 81% of the Portfolio was invested in the securities of issuers in countries and territories outside of the United States, with those investments spread across companies located in 22 different countries and territories. (For purposes of classifying an issuer and aligning it with a particular country or territory Registrant evaluates the issuer’s “country of risk.” The issuer’s “country of risk” is defined by Bloomberg and is based on a number of criteria, including its country of domicile, the primary stock exchange on which it trades, the location from which the majority of its revenue comes, and its reporting currency.) Registrant also notes that the Portfolio’s Principal Investment Strategies section provides that the Portfolio “normally invests primarily in foreign equity securities, including emerging market equity securities.” Accordingly, based upon the foregoing, the Registrant does not believe it is necessary to modify the investment strategies disclosure for the Portfolio relating to diversified investments in non-U.S. countries.

10)

Comment: The Staff indicates that various Portfolios, including specifically the Asset Allocation and Balanced Portfolios, reference the ability to invest in other registered investment companies as a principal investment strategy. The Staff notes that the line items and corresponding footnotes within the Fees and Expenses tables included in the Summaries for each of the Portfolios should be updated, as appropriate, to address acquired fund fees and expenses. This includes disclosing any acquired fund fees and expenses exceeding 0.01% in a separate line item. The Staff advises that this Comment applies across all Portfolios, as applicable.

Response: Registrant confirms that, to the extent a Portfolio incurs acquired fund fees and expenses as a result of its purchase of acquired funds, the respective Fees and Expenses table (line items and footnotes as appropriate) for such Portfolio will be updated to reflect such fees as part of Registrant’s filing under Rule 485(b).

11)

Comment: With respect to the Long-Term U.S. Government Bond Portfolio, please disclose any principal risks involved with investing in mortgage dollar rolls to the extent such risks are not already addressed in the Principal Risks section of the Portfolio’s Summary.

Response: Registrant has modified the Mortgage- and Asset-Backed Securities Risk disclosure set forth in the Portfolio Summary to incorporate specific risks related to investments in mortgage dollar rolls. As modified, that Principal Risk will provide as follows (changes are redlined):

“Mortgage- and Asset-Backed Securities Risk – The risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, credit risk, liquidity risk, prepayment risk and extension risk. Mortgage-related and other asset-backed securities represent interests in pools of mortgages or other assets and often involve risks that are different or possibly more acute than risks associated with other types of debt instruments. The value of some mortgage- or asset-backed securities may be particularly sensitive to changes in prevailing interest rates. The use of mortgage dollar rolls involves potential risks of loss that are different from those related to the mortgage securities underlying the transactions, including counterparty risk, market risk, and financial risk (including the risk that the value of the principal and interest payments associated with the mortgage instrument sold to a counterparty exceeds the compensation paid to the Portfolio by the counterparty).”

In addition, Registrant notes that the Select Bond and Multi-Sector Bond Portfolios may also invest in mortgage dollar rolls as a principal investment strategy. Accordingly, the mortgage dollar rolls risk language provided above will also be added to the Mortgage- and Asset-Backed Securities Risk disclosure set forth in the Summaries for those Portfolios.

The Registrant believes that the changes and modifications set forth in this correspondence are responsive to and adequately address the comments provided by the Staff. Please call the undersigned at (414) 665-6437, or Joseph Destache at (414) 665-2757, with any questions or comments about this filing.

Regards,

/s/ David B. Kennedy

David B. Kennedy

Assistant General Counsel

The Northwestern Mutual Life Insurance Company

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